SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRUARY 2010

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2010.

Grupo TMM, S.A.B.

By:
______________________________________
/s/Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated February 10, 2010 (GRUPO TMM ANNOUNCES FOURTH-QUARTER 2009 EARNINGS RELEASE AND CONFERENCE CALL).

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Monica Azar, Investor Relations	Kristine Walczak (investors, analysts, media)
917-597-5361 or 011-525-55-629-8866 ext. 3421	312-726-3600
monica.azar@tmm.com.mx	kwalczak@dresnerco.com

GRUPO TMM ANNOUNCES FOURTH-QUARTER 2009
EARNINGS RELEASE AND CONFERENCE CALL

Mexico City, February 9, 2010 - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; ”TMM”), a Mexican intermodal transportation and logistics company, will publish fourth-quarter 2009 financial results on Thursday, February 25 after the close of trading on the New York Stock Exchange.

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Friday, February 26 at 11:00 a.m. Eastern time.

To participate in the conference call, please dial (877) 723-9509 (domestic) or (719) 325-4767 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.visualwebcaster.com/event.asp?id=66233.

A replay of the conference call will be available through April 1 at 11:59 p.m. Eastern time, by dialing (888) 203-1112 or (719) 457-0820, and entering passcode 7854987. On the Internet a replay will be available for 30 days at http://www.visualwebcaster.com/event.asp?id=66233.

Headquartered in Mexico City, TMM is a Latin American intermodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.